Exhibit 99.2

PENGROWTH ENERGY CORPORATION

BALANCE SHEETS

(Stated in thousands of dollars)

(unaudited)

	Note	As at March 31, 2012	As at December 31, 2011
ASSETS
Current Assets
Cash and cash equivalents		$–	$36,722
Accounts receivable		162,037	183,814
Fair value of risk management contracts		–	643
		162,037	221,179
Other assets		85,738	84,712
Property, plant and equipment	2	4,136,862	4,074,434
Exploration and evaluation assets	3	592,981	563,751
Goodwill		700,652	700,652
TOTAL ASSETS		$5,678,270	$5,644,728

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Bank indebtedness	4	$29,356	$–
Accounts payable		248,999	273,344
Dividends payable		25,513	25,220
Fair value of risk management contracts	11	49,026	39,753
Current portion of provisions	5	20,116	20,149
		373,010	358,466
Fair value of risk management contracts	11	29,947	26,487
Long term debt	4	1,044,043	1,007,686
Provisions	5	668,952	646,998
Deferred income taxes	6	255,233	257,838
		2,371,185	2,297,475
Shareholders’ Equity
Shareholders’ capital	7	3,564,027	3,525,222
Contributed surplus		14,142	17,697
Deficit		(271,084)	(195,666)
		3,307,085	3,347,253
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$5,678,270	$5,644,728

See accompanying notes to the financial statements.

PENGROWTH First Quarter 2012 Financial Results	29

PENGROWTH ENERGY CORPORATION

STATEMENTS OF INCOME

(Stated in thousands of dollars, except per share amounts)

(unaudited)

Three months ended March 31

Note

2012

2011

REVENUES

Oil and gas sales

$
328,454

$
340,921

Royalties, net of incentives

(77,902
)

(60,368
)

250,552

280,553

Unrealized loss on commodity risk management

11

(14,127
)

(68,255
)

236,425

212,298

EXPENSES

Operating

95,505

91,542

Transportation

5,805

5,840

General and administrative

19,786

20,809

Depletion, depreciation and amortization

2

113,222

104,367

234,318

222,558

OPERATING INCOME (LOSS)

2,107

(10,260
)

Other (income) expense items

Gain on disposition of properties

(1,687
)

–

Unrealized foreign exchange gain

12

(19,059
)

(23,501
)

Realized foreign exchange loss

12

99

75

Interest and financing charges

17,138

16,693

Accretion

5

4,237

3,881

Other expense (income)

3,264

(1,642
)

LOSS BEFORE TAXES

(1,885
)

(5,766
)

Deferred income tax reduction

6

(2,605
)

(11,193
)

NET INCOME AND COMPREHENSIVE INCOME

$
720

$
5,427

NET INCOME PER SHARE

10

Basic

$
–

$
0.02

Diluted

$
–

$
0.02

See accompanying notes to the financial statements.

30

PENGROWTH First Quarter 2012 Financial Results

PENGROWTH ENERGY CORPORATION

STATEMENTS OF CASH FLOW

(Stated in thousands of dollars)

(unaudited)

Three months ended March 31

Note

2012

2011

CASH PROVIDED BY (USED FOR):

OPERATING

Net income and comprehensive income

$
720

$
5,427

Depletion, depreciation and accretion

117,459

108,248

Deferred income tax reduction

(2,605
)

(11,653
)

Contract liability amortization

(413
)

(419
)

Unrealized foreign exchange gain

12

(19,059
)

(23,501
)

Unrealized loss on commodity risk management

11

14,127

68,255

Share based compensation

8

3,361

3,129

Gain on disposition of properties

(1,687
)

–

Other items

1,697

(2,661
)

Funds flow from operations

113,600

146,825

Interest and financing charges

17,138

16,693

Expenditures on remediation

(5,275
)

(8,723
)

Changes in non-cash operating working capital

9

1,029

(15,952
)

126,492

138,843

FINANCING

Dividends paid

(75,845
)

(68,221
)

Bank indebtedness (repayment)

29,356

(17,333
)

Long term debt

4

53,000

107,000

Interest paid

(24,610
)

(24,250
)

Proceeds from equity issues

31,740

9,068

13,641

6,264

INVESTING

Capital expenditures

(153,740
)

(140,686
)

Other property acquisitions

(27,082
)

(1,452
)

Proceeds on property dispositions

1,984

109

Purchase of injectants

(833
)

(261
)

Contributions to remediation trust funds

(1,096
)

(1,306
)

Change in non-cash investing working capital

9

3,912

(4,360
)

(176,855
)

(147,956
)

CHANGE IN CASH AND CASH EQUIVALENTS

(36,722
)

(2,849
)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD

36,722

2,849

CASH AND CASH EQUIVALENTS AT END OF PERIOD

$
–

$
–

See accompanying notes to the financial statements.

PENGROWTH First Quarter 2012 Financial Results

PENGROWTH ENERGY CORPORATION

STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in thousands of dollars)

(unaudited)

Three months ended March 31

Note

2012

2011

SHAREHOLDERS’ CAPITAL

7

Balance, beginning of period

$
3,525,222

$
3,171,719

Share based compensation

7,408

3,791

Issued under Dividend Reinvestment Plan

19,504

7,943

Issued for cash under Premium Dividend Plan™

11,893

–

Balance, end of period

3,564,027

3,183,453

CONTRIBUTED SURPLUS

Balance, beginning of period

17,697

10,626

Share based compensation

8

3,510

3,129

Exercise of share based compensation awards

(7,065
)

(2,666
)

Balance, end of period

14,142

11,089

DEFICIT

Balance, beginning of period

(195,666
)

–

Net income

720

5,427

Dividends declared

(76,138
)

(68,602
)

Balance, end of period

(271,084
)

(63,175
)

TOTAL SHAREHOLDERS’ EQUITY

$
3,307,085

$
3,131,367

See accompanying notes to the financial statements.

32

PENGROWTH First Quarter 2012 Financial Results

PENGROWTH ENERGY CORPORATION

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE PERIOD ENDED MARCH 31, 2012

(Tabular amounts are stated in thousands of dollars except per share amounts and as otherwise stated)

1.
CORPORATE STRUCTURE

Pengrowth Energy Corporation (the
“Corporation” or “Pengrowth”) is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets.

These interim financial statements for the three months ended March 31, 2012 are unaudited and have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee
(“IFRIC”). The disclosures provided below are incremental to those included with the annual financial statements. These interim financial statements should be read in conjunction with the audited financial statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2011.

The financial statements were authorized for release by the Audit and Risk
Committee of the Board of Directors on May 2, 2012.

Certain comparative figures have been reclassified to conform to presentation adopted in the current period.

2.
PROPERTY, PLANT AND EQUIPMENT

Cost or Deemed Cost

Oil and natural gas assets

Other equipment

Total

Balance, January 1, 2011

$
4,138,502

$
64,686

$
4,203,188

Expenditures on property, plant and equipment

534,297

5,152

539,449

Property acquisitions

10,623

–

10,623

Transfers from exploration and evaluation assets

26,313

–

26,313

Change in asset retirement obligations

215,360

–

215,360

Divestitures

(7,340
)

–

(7,340
)

Balance, December 31, 2011

$
4,917,755

$
69,838

$
4,987,593

Expenditures on property, plant and equipment

124,988

505

125,493

Property acquisitions

27,082

–

27,082

Change in asset retirement obligations

23,372

–

23,372

Divestitures

(414
)

–

(414
)

Balance, March 31, 2012

$
5,092,783

$
70,343

$
5,163,126

Accumulated depletion, amortization and impairment losses

Oil and natural gas assets

Other equipment

Total

Balance, January 1, 2011

$
423,661

$
41,511

$
465,172

Depletion and amortization for the period

430,053

7,870

437,923

Impairment loss

11,121

–

11,121

Disposals

(1,057
)

–

(1,057
)

Balance, December 31, 2011

$
863,778

$
49,381

$
913,159

Depletion and amortization for the period

111,450

1,772

113,222

Disposals

(117
)

–

(117
)

Balance, March 31, 2012

$
975,111

$
51,153

$
1,026,264

PENGROWTH First Quarter 2012 Financial Results

Carrying Amount

Oil and natural gas assets

Other equipment

Total

December 31, 2011

4,053,977

20,457

4,074,434

March 31, 2012

4,117,672

19,190

4,136,862

During the three months ended March 31, 2012, approximately $3.0 million (March 31, 2011 – $4.3 million) of directly attributable general and administrative costs were capitalized to property plant and equipment.

3.
EXPLORATION AND EVALUATION ASSETS

Cost or Deemed Cost

Balance, January 1, 2011

$
511,569

Additions

78,495

Transfers to property, plant and equipment

(26,313
)

Balance, December 31, 2011

$
563,751

Additions

29,230

Balance, March 31, 2012

$
592,981

Production revenue and costs related to the Lindbergh pilot project are capitalized to exploration and evaluation assets until such time as the project is considered to be technically feasible and commercially viable. During the three months ended March 31, 2012, $2.0 million (March 31, 2011 – nil) of production costs, net of production revenue, were capitalized as exploration and evaluation assets.

During the three months ended March 31, 2012 approximately $0.6 million (March 31, 2011 – $0.4 million) of directly attributable general and administrative costs related to exploration and evaluation activities were capitalized.

4.
LONG TERM DEBT

As at

March 31, 2012

December 31, 2011

U.S. dollar denominated senior unsecured notes:

50 million at 5.47 percent due April 2013

$
49,834

$
50,799

71.5 million at 4.67 percent due May 2015

71,051

72,423

400 million at 6.35 percent due July 2017

397,691

405,429

265 million at 6.98 percent due August 2018

263,325

268,452

115.5 million at 5.98 percent due May 2020

114,632

116,865

$
896,533

$
913,968

  U.K. Pound Sterling denominated 50 million unsecured notes at 5.46 percent due December 2015

79,510

78,718

  Canadian dollar 15 million senior unsecured notes at 6.61 percent due August
2018

15,000

15,000

Canadian dollar revolving credit facility borrowings

53,000

–

Total long term debt

$
1,044,043

$
1,007,686

34

PENGROWTH First Quarter 2012 Financial Results

Pengrowth’s unsecured covenant based revolving credit facility includes a committed value of $1.0 billion and a $250 million expansion feature providing $1.25 billion of credit capacity subject to the syndicate’s participation. The facility matures on November 29, 2015 and can be renewed at Pengrowth’s discretion any time prior to its maturity, subject to syndicate approval. In the event that the lenders do not agree to a renewal, the outstanding balance is due upon maturity.

This
facility carries floating interest rates that are expected to range between 2.00 percent and 3.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items.
As at March 31, 2012, the available facility was reduced by drawings of $53 million (December 31, 2011 – nil) and letters of credit in the amount of approximately $24 million (December 31, 2011 – $24 million) were outstanding.

Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. As at March 31, 2012, this facility was reduced by borrowings of $28 million (December 31, 2011 – nil) and letters of credit of approximately $1.0 million (December 31, 2011 – $1.5 million). Borrowings under this facility are included in bank indebtedness on the balance sheet.

5.
PROVISIONS

Provisions are comprised of Asset Retirement
Obligations (ARO) and contract liabilities. The following provides a continuity of the ARO and contract liabilities for the following periods:

Asset retirement obligations

Contract Liabilities

Total

Balance, January 1, 2011

$
447,068

$
7,952

$
455,020

Provisions made during the period

7,789

–

7,789

Provisions on dispositions

(1,151
)

–

(1,151
)

Provisions settled

(21,939
)

–

(21,939
)

Revisions due to discount rate changes

206,554

–

206,554

Other revisions

6,932

–

6,932

Accretion (amortization)

15,618

(1,676
)

13,942

Balance, December 31, 2011

$
660,871

$
6,276

$
667,147

Provisions made during the period

1,658

–

1,658

Provisions on acquisitons

22,111

–

22,111

Provisions on dispositions

(397
)

–

(397
)

Provisions settled

(5,275
)

–

(5,275
)

Accretion (amortization)

4,237

(413
)

3,824

Balance, March 31, 2012

$
683,205

$
5,863

$
689,068

As of March 31, 2012

Current

$
18,500

$
1,616

$
20,116

Non-current

664,705

4,247

668,952

$
683,205

$
5,863

$
689,068

As of December 31, 2011

Current

$
18,500

$
1,649

$
20,149

Non-current

642,371

4,627

646,998

$
660,871

$
6,276

$
667,147

PENGROWTH First Quarter 2012 Financial Results

The following assumptions were used to estimate the ARO liability:

As at

March 31, 2012

December 31, 2011

Total escalated future costs ($ millions)

$
1,905

$
1,845

Discount rate, per annum

2.5%

2.5%

Inflation rate, per annum

1.5%

1.5%

6.
INCOME TAXES

A reconciliation of tax expense calculated
based on the income before taxes at the statutory tax rate to the actual provision for income taxes is as follows:

Three months ended

March 31, 2012

March 31, 2011

Loss before taxes

$
(1,885
)

$
(5,766
)

Combined federal and provincial tax rate

25.32%

26.86%

Expected income tax reduction

(477
)

(1,549
)

Foreign exchange gain (1)

(2,135
)

(3,026
)

Effect of change in corporate tax rate

(549
)

(8,591
)

Other including stock based compensation

556

1,973

Deferred income tax reduction

$
(2,605
)

$
(11,193
)

(1)
  Reflects the 50% non-taxable portion of unrealized foreign exchange gains.

7.
SHAREHOLDERS’ CAPITAL

Pengrowth is authorized to issue
an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued.

Three months ended March 31, 2012

Year ended December 31, 2011

Common Shares

Number of Common Shares

Amount

Number of Common Shares

Amount

Balance, beginning of period

360,282,162

$
3,525,222

326,024,040

$
3,171,719

Share based compensation (cash exercised)

54,380

343

542,083

3,540

Share based compensation (non-cash exercised)

861,313

7,065

368,994

4,546

Issued for cash under Dividend Reinvestment Plan (DRIP)

2,011,586

19,504

5,037,045

54,698

Issued for cash under Premium Dividend Plan™

1,261,100

11,893

–

–

Issued for cash on equity issue

–

–

28,310,000

300,086

Issue costs net of tax of $3,184

–

–

–

(9,367
)

Balance, end of period

364,470,541

$
3,564,027

360,282,162

$
3,525,222

8.
SHARE BASED COMPENSATION PLANS

A rolling maximum of four and
one half percent of the issued and outstanding common shares in aggregate may be reserved for issuance under the share based compensation plans as approved by shareholders. Currently, the number of shares issuable under the share based compensation plans in aggregate is within the limit.

36

PENGROWTH First Quarter 2012 Financial Results

Share based compensation expense is comprised of the following:

Three months ended

March 31, 2012

March 31, 2011

Long Term Incentive Plan

$
3,158

$
1,151

Previous Long Term Incentive Plan (1)

Deferred Entitlement Share Unit Plan

352

1,798

Common Share Rights Incentive Plan

–

180

Total Share based compensation

3,510

3,129

Less: Amounts capitalized in the period

(149
)

–

Share based compensation expense included in earnings

$
3,361

$
3,129

(1)
  These compensation plans were used while Pengrowth was a trust. Effective January 1, 2011, no further grants were made under these plans.

LONG TERM INCENTIVE PLAN (“LTIP”)

The following provides a continuity of the LTIP:

Three months ended March 31, 2012

PSUs

RSUs

DSUs

Number of share units

Weighted average price

Number of share units

Weighted average price

Number of share units

Weighted average price

Outstanding, beginning of period

573,274

$
12.42

686,134

$
12.45

50,159

$
12.64

Granted

787,055

10.09

1,061,609

10.09

59,468

10.09

Forfeited

(37,701
)

11.56

(36,869
)

11.55

–

–

Exercised

–

–

(274,438
)

11.80

–

–

Deemed DRIP (1)

11,753

12.41

14,095

12.44

1,033

12.64

Outstanding, end of period

1,334,381

$
11.07

1,450,531

$
10.87

110,660

$
11.27

(1)
Weighted average deemed DRIP price is based on the average of the original grant prices.

Year ended December 31, 2011

PSUs

RSUs

DSUs

  Number
of share units

Weighted average price

  Number
of share units

Weighted average price

Number of share units

Weighted average price

Outstanding, beginning of year

–

$
–

–

$
–

–

$
–

Granted

637,000

12.44

882,267

12.49

47,468

12.64

Forfeited

(94,249
)

12.57

(117,527
)

12.58

–

–

Exercised

–

–

(119,487
)

12.64

–

–

Deemed DRIP (1)

30,523

12.56

40,881

12.58

2,691

12.64

Outstanding, end of year

573,274

$
12.42

686,134

$
12.45

50,159

$
12.64

(1)
Weighted average deemed DRIP price is based on the average of the original grant prices.

PENGROWTH First Quarter 2012 Financial Results

PREVIOUS LONG TERM INCENTIVE PLAN

(a)
Deferred Entitlement Share Units (“DESU”) Plan

The following provides a continuity of the DESUs:

Three months ended March 31, 2012

  Year ended
December 31, 2011

DESUs

Number of DESUs

Weighted average price

  Number
of DESUs

Weighted average price

Outstanding, beginning of period

2,024,142

$
9.78

2,948,588

$
10.95

Forfeited

(55,062
)

10.20

(363,889
)

9.34

Exercised

(586,875
)

8.16

(249,504
)

11.14

Vested, no shares issued (1)

(395,252
)

6.63

(472,308
)

16.81

Deemed DRIP (2)

35,680

10.27

161,255

9.99

Outstanding, end of period

1,022,633

$
11.93

2,024,142

$
9.78

Comprised of:

Performance related DESUs

501,304

$
11.22

1,307,474

$
8.44

Non-Performance related DESUs

521,329

12.61

716,668

12.21

Outstanding, end of period

1,022,633

$
11.93

2,024,142

$
9.78

(1)
2009 DEU grant vested in March 2012 with a performance multiplier of fifty percent.

(2)
Weighted average deemed DRIP price is based on the average of the original grant prices.

(b)
Common Share Rights Incentive Plan

The following provides a
continuity of the Common Share Rights:

Three months ended March 31, 2012

  Year ended
December 31, 2011

Number outstanding

  Weighted
average price

Number outstanding

Weighted average price

Outstanding, beginning of period

2,217,274

$
12.96

3,583,766

$
12.70

Expired

(487,863
)

17.78

(319,174
)

19.40

Forfeited

(21,051
)

13.02

(505,235
)

14.27

Exercised

(54,380
)

6.31

(542,083
)

6.53

Outstanding, end of period

1,653,980

$
11.77

2,217,274

$
12.96

Comprised of:

Share Unit Options

878,614

$
7.05

932,994

$
6.98

Share Unit Rights

775,366

17.11

1,284,280

17.30

Outstanding, end of period

1,653,980

$
11.77

2,217,274

$
12.96

9.
OTHER CASH FLOW DISCLOSURES

CHANGE IN
NON-CASH OPERATING WORKING CAPITAL

Three months ended

Cash provided by (used for):

March 31, 2012

March 31, 2011

Accounts receivable

$
18,594

$
10,491

Accounts payable

(17,565
)

(26,443
)

$
1,029

$
(15,952
)

38

PENGROWTH First Quarter 2012 Financial Results

CHANGE IN NON-CASH INVESTING WORKING CAPITAL

Three months ended

Cash provided by (used for):

March 31, 2012

March 31, 2011

Accounts receivable

$
3,183

$
–

Accounts payable, including capital accruals

729

(4,360
)

$
3,912

$
(4,360
)

10.
AMOUNTS PER SHARE

The following reconciles the weighted
average number of shares used in the basic and diluted net income per share calculations:

Three months ended

March 31, 2012

March 31, 2011

Weighted average number of shares – basic

361,966,365

326,372,900

Dilutive effect of share based compensation plans

1,494,445

2,159,484

Weighted average number of shares – diluted

363,460,810

328,532,384

For the three months ended March 31, 2012, 0.9 million shares (March 31, 2011 – 1.7 million shares) that are issuable on exercise of the share based compensation plans were excluded from the diluted net income per share calculation as their effect is anti-dilutive.

11.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Commodity Price Contracts

As at March 31,
2012, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:

Reference Point

Volume (bbl/d)

Term

Price per bbl

Financial:

WTI (1)

17,000

April 1, 2012 - Dec 31, 2012

$
93.23

Cdn

WTI (1)

6,000

Jan 1, 2013 - Dec 31, 2013

98.45

Cdn

(1)
  Associated Cdn $/U.S. $ foreign exchange rate has been fixed.

Natural Gas:

Reference Point

Volume (MMbtu/d)

Term

Price per MMbtu

Financial:

AECO

14,217

April 1, 2012 - Dec 31, 2012

$
4.45

Cdn

Commodity Price Sensitivity

Each Cdn $1 per barrel change in future oil prices would result in approximately Cdn $6.9 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts as at March 31, 2012 (March 31, 2011 – $8.1 million). Similarly, each Cdn $0.25 per MMbtu change in future natural gas prices would result in approximately Cdn $1.0 million pre-tax change in the unrealized gain (loss)
on commodity risk management contracts (March 31, 2011 – $3.9 million).

As of close March 31, 2012, the AECO spot price gas price was approximately $1.62 per MMbtu (March 31, 2011 – $3.76 per MMbtu), the WTI prompt month price was U.S. $103.02 per barrel (March 31, 2011 – U.S. $106.72 per barrel).

Power Price Contracts

As at March 31, 2012, Pengrowth had fixed the price applicable to future power costs as follows:

Power:

Reference Point

Volume (MW)

Term

Price per MWh

Financial:

AESO

15

April 1, 2012 - Dec 31, 2012

$
72.83

Cdn

AESO

5

Jan 1, 2013 - Dec 31, 2013

$
74.50

Cdn

PENGROWTH First Quarter 2012 Financial Results

As of close March 31, 2012, the Alberta average power pool spot price was approximately $22.26/MWh (March
31, 2011 –$26.95/MWh). The average Alberta power pool price was $60.12/MWh for the three months ended March 31, 2012 (March 31, 2011 –$82.05/MWh).

Power Price Sensitivity

Each Cdn $1 per MWh change in future power prices would result in approximately Cdn
$0.1 million pre-tax change in the unrealized gain (loss) on power risk management contracts as at March 31, 2012 (March 31, 2011 – $0.2 million).

Foreign Exchange Contract

Pengrowth entered into foreign exchange risk management contracts in conjunction with issuing U.K. Pounds Sterling 50 million ten year term notes which fixed the Canadian dollar to U.K. Pound Sterling exchange rate on the interest and principal of the U.K. Pound Sterling denominated debt at approximately 0.4976 U.K Pounds Sterling per Canadian dollar.

Foreign Exchange Rate Sensitivity

The following summarizes the sensitivity on a pre-tax basis of a change in the foreign exchange rate on the unrealized foreign exchange gains (losses) related to the translation of the foreign denominated term debt and on unrealized gains (losses) related to the change in the fair value of the foreign exchange risk management contracts, holding all other variables constant:

Cdn $0.01 Exchange Rate Change

Foreign Exchange Sensitivity as at March 31, 2012

Cdn - U.S.

Cdn - U.K.

Unrealized foreign exchange gain or loss on foreign denominated debt

$
9,020

$
500

Unrealized foreign exchange risk management gain or loss

–

594

Cdn $0.01 Exchange Rate Change

Foreign Exchange Sensitivity as at March 31, 2011

Cdn - U.S.

Cdn - U.K.

Unrealized foreign exchange gain or loss on foreign denominated debt

$
9,020

$
500

Unrealized foreign exchange risk management gain or loss

–

577

Interest Rate Risk

Pengrowth is exposed to interest rate risk on the Canadian dollar revolving credit facility as the interest is based on floating interest rates.

Interest Rate Sensitivity

As at March 31, 2012,
Pengrowth has approximately $1.0 billion of long term debt outstanding (December 31, 2011 – $1.0 billion) of which $53 million is based on floating interest rates (December 31, 2011 – nil). A one percent increase in interest rates would increase pre-tax interest expense by approximately $0.1 million for the three months ended March 31, 2012 (three months ended March 31, 2011 – $0.4 million).

40

PENGROWTH First Quarter 2012 Financial Results

Summary of Gains and Losses on Risk Management Contracts

The following tables provide details of the fair value of risk management contracts and the unrealized and realized gains and losses on risk management recorded in the Statement of Income:

As at and for the period ended March 31, 2012

Commodity risk management contracts (1)

Power risk management contracts (2)

Foreign exchange risk management contracts (3)

Total

Current portion of risk management liabilities

$
(47,249
)

$
(630
)

$
(1,147
)

$
(49,026
)

Non-current portion of risk management liabilities

(8,914
)

(291
)

(20,742
)

(29,947
)

Risk management liabilities, end of period

(56,163
)

(921
)

(21,889
)

(78,973
)

Less: Risk management (liabilities) assets at beginning of period

(42,036
)

536

(24,097
)

(65,597
)

Unrealized (loss) gain on risk management contracts for the period

(14,127
)

(1,457
)

2,208

(13,376
)

Realized loss on risk management contracts for the period

(12,710
)

(416
)

(611
)

(13,737
)

  Total unrealized and realized (loss) gain on risk management contracts for the period

$
(26,837
)

$
(1,873
)

$
1,597

$
(27,113
)

As at and for the period ended March 31, 2011

Commodity risk management contracts (1)

Power risk management contracts (2)

Foreign exchange risk management contracts (3)

Total

Current portion of risk management assets

$
1,427

$
3,761

$
–

$
5,188

Current portion of risk management liabilities

(47,845
)

–

(1,257
)

(49,102
)

Non-current portion of risk management liabilities

(23,922
)

–

(23,505
)

(47,427
)

Risk management (liabilities) assets, end of period

(70,340
)

3,761

(24,762
)

(91,341
)

Less: Risk management (liabilities) assets at beginning of period

(2,085
)

870

(25,929
)

(27,144
)

Unrealized (loss) gain on risk management contracts for the period

(68,255
)

2,891

1,167

(64,197
)

Realized gain (loss) on risk management contracts for the period

3,122

1,928

(601
)

4,449

  Total unrealized and realized (loss) gain on risk management contracts for the period

$
(65,133
)

$
4,819

$
566

$
(59,748
)

(1)
  Unrealized gains and losses are presented as a separate caption in revenue. Realized gains and losses are included in oil and gas sales.

(2)
Unrealized gains and losses are included in other expenses (income). Realized gains and losses are included in operating expenses.

(3)
  Unrealized gains and losses are presented as a separate caption in expenses. Realized gains and losses are included in interest expense.

12.
FOREIGN EXCHANGE (GAIN) LOSS

Three months ended

March 31, 2012

March 31, 2011

Unrealized foreign exchange gain on U.S. dollar denominated debt

$
(17,641
)

$
(22,550
)

Unrealized foreign exchange loss on U.K. pound sterling denominated debt

790

216

$
(16,851
)

$
(22,334
)

Unrealized gain on foreign exchange risk management contracts

(2,208
)

(1,167
)

Unrealized foreign exchange gain

$
(19,059
)

$
(23,501
)

Realized foreign exchange loss

$
99

$
75

13.
PROPOSED TRANSACTION

On March 23, 2012, Pengrowth
announced that it has entered into an arrangement agreement (“the Arrangement Agreement”) for the strategic business combination of Pengrowth and NAL Energy Corporation (“NAL”) by way of a Court approved plan of arrangement
(“the Proposed Arrangement”). The Proposed Arrangement is subject to various approvals, including Court approval and the approval of Pengrowth and NAL shareholders at separate special meetings to be held on May 23, 2012. The Proposed
Arrangement is expected to close on May 31, 2012.

PENGROWTH First Quarter 2012 Financial Results